UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: February 4, 2004

_____

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 Clay	
Suite 4200	**77002**
Houston, Texas	(Zip code)
(Address of principal executive offices)	

713/651-7000
(Registrant's telephone number, including area code)

EOG RESOURCES, INC.

Item 9. Regulation FD Disclosure

I. First Quarter and Full Year 2004 Forecast

The forecast items for the first quarter and full year 2004 set forth below for EOG
Resources, Inc. (EOG) are based on current available information and expectations as of the
date of this document.

Estimates are provided in the attached table, which is incorporated by reference
herein.

*II. 2004 Natural Gas and Crude Oil Financial Price Swap and Natural Gas Financial
Collar Contracts*

With the objective of enhancing the certainty of future revenues, from time to time EOG
enters into NYMEX-related financial commodity price swap and collar contracts. EOG has not
entered into any additional natural gas or crude oil financial price swap contracts or natural gas
financial collar contracts since EOG filed its Current Report on Form 8-K on January 9, 2004,
which provided an update of all such financial contracts as of that date. EOG accounts for these
price swap and collar contracts using the mark-to-market accounting method.

III. Forward-Looking Statements

This document includes forward-looking statements within the meaning of Section 27A
of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-
looking statements are not guarantees of performance. Although EOG believes its expectations
reflected in forward-looking statements are based on reasonable assumptions, no assurance can
be given that these expectations will be achieved. Important factors that could cause actual
results to differ materially from the expectations reflected in the forward-looking statements
include, among others: the timing and extent of changes in commodity prices for crude oil,
natural gas and related products, foreign currency exchange rates and interest rates; the timing
and impact of liquefied natural gas imports and changes in demand or prices for ammonia or
methanol; the extent and effect of any hedging activities engaged in by EOG; the extent of
EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil
and gas properties; the accuracy of reserve estimates, which by their nature involve the exercise
of professional judgment and may therefore be imprecise; political developments around the

world, including terrorist activities and responses to terrorist activities; acts of war; and financial market conditions. In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements might not occur. EOG undertakes no obligations to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Definitions
$/Bbl	US Dollars per barrel
$/Mcf	US Dollars per thousand cubic feet
$/Mcfe	US Dollars per thousand cubic feet equivalent
$MM	US Dollars in millions
Mbd	Thousand barrels per day
MM	Millions
MMcfd	Million cubic feet per day
NYMEX	New York Mercantile Exchange
WTI	West Texas Intermediate

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EOG RESOURCES, INC.

Date: February 4, 2004   By: /s/ TIMOTHY K. DRIGGERS
                                      Timothy K. Driggers
                          Vice President and Chief Accounting Officer
                                 (Principal Accounting Officer)

	1Q 2004			Full Year 2004		
Daily Production						
Natural Gas (MMcfd)						
US	600	-	630	630	-	658
Canada	180	-	220	195	-	228
Trinidad	140	-	160	160	-	180
United Kingdom				0	-	10
Total	920	-	1,010	985	-	1,076
Crude Oil (Mbd)						
US	19.0	-	21.8	17.0	-	20.4
Canada	2.0	-	2.6	2.0	-	2.4
Trinidad	1.8	-	2.8	2.2	-	3.4
Total	22.8	-	27.2	21.2	-	26.2
Natural Gas Liquids (Mbd)						
US	2.0	-	4.6	1.9	-	2.9
Canada	0.4	-	1.0	0.4	-	0.8
Total	2.4	-	5.6	2.3	-	3.7
Operating Costs						
Unit Costs ($/Mcfe)						
Lease and Well	$0.57	-	$0.62	$0.54	-	$0.62
Depreciation, Depletion and Amortization	$1.08	-	$1.16	$1.08	-	$1.16
Expenses ($MM)						
Exploration, Dry Hole and Impairment	50.0	-	85.0	220.0	-	280.0
General and Administrative	28.0	-	32.0	108.0	-	130.0
Capitalized Interest	2.0	-	2.4	7.5	-	8.5
Net Interest	12.0	-	17.0	50.0	-	65.0
Taxes Other than Income (% of Revenue)	5.5	-	7.0	5.5	-	7.0
Taxes						
Effective Rate	32%	-	38%	32%	-	38%
Deferred Ratio	50%	-	70%	50%	-	70%
Preferred Dividends ($MM)	2.5	-	3.0	10.5	-	11.5

Average Shares Outstanding (MM) for Quarter ended December 31, 2003

Basic	114.9					
Diluted	117.2					

Capital Expenditures Excluding Acquisitions ($MM) - FY 2004   Approximately 1,100

Pricing

	1Q 2004			Full Year 2004		
Natural Gas ($/Mcf)						
Differentials (include the effect of physical contracts)						
US - below NYMEX Henry Hub	$0.40	-	$0.60	$0.35	-	$0.55
Canada - below NYMEX Henry Hub	$0.75	-	$1.00	$0.65	-	$0.85
Realizations						
Trinidad	$1.30	-	$1.45	$1.30	-	$1.45
Crude Oil ($/Bbl)						
Differentials						
US - below WTI	$0.95	-	$1.25	$0.85	-	$1.25
Canada - below WTI	$1.50	-	$4.00	$2.00	-	$3.50
Trinidad - below WTI	$3.75	-	$4.25	$3.75	-	$4.85